Vector Holding, LLC

251 Little Falls Drive

Wilmington, New Castle County, Delaware 19808

June 29, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stacey K. Peikin Lilyanna Peyser Tony Watson Adam Phippen

Re:	Vector Holding, LLC Registration Statement on Form S-4
File No. 333-262203

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vector Holding, LLC (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on June 30, 2022, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Peter Seligson of Kirkland & Ellis LLP, special counsel to the Company at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

VECTOR HOLDING, LLC

/s/ Chinh E. Chu
Name: Chinh E. Chu
Title: Chief Executive Officer